                                                                     EXHIBIT 6.1

                               STATEMENT DETAILING
                        COMPUTATION OF PER SHARE EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2005 PER AUDITED FINANCIAL STATEMENTS:

Net loss:                     $24,430,000

Weighted Average Number of
   Shares Outstanding
   Calculated as follows:     107,924,713

                            Weighted Average
Number of Shares   Weight   Number of Shares
----------------   ------   ----------------
   107,238,148     0.2466       26,442,283
   107,341,872     0.0027          294,087
   107,546,514     0.0685        7,366,200
   108,213,181     0.6822       73,822,143
                               -----------
                               107,924,713

Loss Per Share:                      $0.23

FOR THE YEAR ENDED DECEMBER 31, 2004 PER AUDITED FINANCIAL STATEMENTS:

Net loss:                       $8,192,000

Weighted Average Number of
   Shares Outstanding
   Calculated as follows:       96,481,552

                            Weighted Average
Number of Shares   Weight   Number of Shares
----------------   ------   ----------------
    86,762,216     0.1913      16,593,866
    97,072,716     0.0546       5,304,520
    97,832,826     0.1667      16,305,471
    97,907,826     0.0820       8,025,232
    97,978,039     0.0574       5,621,691
    98,488,239     0.1940      19,105,642
    98,583,255     0.1831      18,046,661
   104,436,915     0.0492       5,136,242
   107,145,282     0.0191       2,049,227
   107,238,148     0.0027         293,000
                               ----------
                               96,481,552

Loss Per Share:                     $0.08

FOR THE YEAR ENDED DECEMBER 31, 2003 PER AUDITED FINANCIAL STATEMENTS:

Net loss:                      $3,940,000

Weighted Average Number of
   Shares Outstanding
   Calculated as follows:      55,251,364

                            Weighted Average
Number of Shares   Weight   Number of Shares
----------------   ------   ----------------
   44,488,940      0.2493      11,091,196
   44,557,485      0.2493      11,108,852
   58,164,036      0.2466      11,469,598
   58,830,703      0.0027         161,180
   58,871,380      0.0027         161,291
   85,501,459      0.2082      17,703,654
   86,309,839      0.0192       1,654,422
   86,740,873      0.0219       1,901,170
                               ----------
                               55,251,364

Loss Per Share:                     $0.07